Correspondence

AMISH NATURALS, INC.
8224 County Road 245
Holmesville, Ohio 44633

January 16, 2008

VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-1004
Attention: H. Roger Schwall

Re:	Amish Naturals, Inc. Registration Statement on Form SB-2 (File No. 333-146609)

Ladies and Gentlemen:

        We respectfully request acceleration of the effective date of the Registration Statement on Form SB-2 (File No. 333-146609) (the “Registration Statement”) relating to the offer and resale of up to 9,565,000 shares of Common Stock, par value $0.001 per share, of Amish Naturals, Inc. (the “Company”), so that the Registration Statement shall become effective on Friday, January 18, 2008 at 4:00 p.m., EST, or as soon thereafter as possible.

        The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, AMISH NATURALS, INC. /s/ David C. Skinner, Sr. By: David C. Skinner, Sr. President and CEO

cc:    Alon Y. Kapen, Esq.